UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

WOODWARD, INC.

(Exact name of Registrant as specified in its Charter)

Delaware	26-1984010
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

1081 Woodward Way Fort Collins, Colorado	80524
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Stock Purchase Rights	NASDAQ Global Select Market

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates: Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Item 1. Description of Registrant’s Securities to be Registered.

On April 6, 2020, Woodward, Inc. (the “Company”) announced the authorization and declaration of a dividend distribution of one right (a “Right”) for each outstanding share of common stock, par value $0.001455 per share (the “Common Stock”), of the Company to stockholders of record as of the close of business on April 16, 2020 (the “Record Date”). Each Right entitles the registered holder to purchase from the Company one ten-thousandth of a share of Series B Participating Preferred Stock, par value $0.003 per share (the “Preferred Stock”), of the Company at an exercise price of $480.00 (the “Exercise Price”). The complete terms of the Rights are set forth in a Preferred Stock Rights Agreement (the “Rights Agreement”), dated as of April 5, 2020, between the Company and American Stock Transfer & Trust Company, LLC, as rights agent.

The Board of Directors of the Company (the “Board”) adopted the Rights Agreement to protect stockholders from coercive or otherwise unfair takeover tactics. In general terms, it works by imposing a significant penalty upon any person or group that acquires 15% or more of the Common Stock without the approval of the Board. As a result, the overall effect of the Rights Agreement and the issuance of the Rights may be to render more difficult or discourage a merger, tender or exchange offer or other business combination involving the Company that is not approved by the Board. However, neither the Rights Agreement nor the Rights should interfere with any merger, tender or exchange offer or other business combination approved by the Board.

The following is a summary of the terms of the Rights Agreement. The summary does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, a copy of which is attached as Exhibit 4.1 and incorporated herein by reference. A copy of the Rights Agreement is available free of charge from the Company.

Distribution and Transfer of Rights; Rights Certificates

The Board has declared a dividend of one Right for each outstanding share of Common Stock. Prior to the Distribution Date referred to below:

•

the Rights will be evidenced by and trade with the certificates for the Common Stock (or, with respect to any uncertificated Common Stock registered in book entry form, by notation in book entry), and no separate rights certificates will be distributed;

•

new Common Stock certificates issued after the Record Date will contain a legend incorporating the Rights Agreement by reference (for uncertificated Common Stock registered in book entry form, this legend will be contained in a notation in book entry); and

•

the surrender for transfer of any certificates for Common Stock (or the surrender for transfer of any uncertificated Common Stock registered in book entry form) will also constitute the transfer of the Rights associated with such Common Stock.

Rights will accompany any new Common Stock that are issued after the Record Date.

Distribution Date

Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and become exercisable following (i) the 10th business day (or such later date as may be determined by the Board) after the public announcement that a person or group of affiliated or associated persons (such person or group, an “Acquiring Person”) has acquired beneficial ownership of 15% or more of the Common Stock or (ii) the 10th business day (or such later date as may be determined by the Board) after a person or group announces a tender or exchange offer that would result in ownership by a person or group of 15% or more of the Common Stock. For purposes of the Rights Agreement, beneficial ownership is defined to include the ownership of derivative securities. Coordinated or parallel actions by persons or groups may implicate the Rights Agreement.

The date on which the Rights separate from the Common Shares and become exercisable is referred to as the “Distribution Date.”

After the Distribution Date, the Company will mail Rights certificates to the Company’s stockholders as of the close of business on the Distribution Date and the Rights will become transferable apart from the Common Stock. Thereafter, such Rights certificates alone will represent the Rights.

Preferred Stock Purchasable Upon Exercise of Rights

After the Distribution Date, each Right will entitle the holder to purchase, for $480.00 (the “Exercise Price”), one one-thousandth of a share of Preferred Stock having economic and other terms similar to that of one share of Common Stock. This portion of a share of Preferred Stock is intended to give the stockholder approximately the same dividend, voting and liquidation rights as would one share of Common Stock, and should approximate the value of one share of Common Stock.

More specifically, each one one-thousandth of a share of Preferred Stock, if issued, will:

•	not be redeemable;

•	entitle holders to quarterly dividend payments of $0.001 per one-thousandth of a share, or an amount equal to the dividend paid on one share of Common Stock, whichever is greater;

•	entitle holders upon liquidation either to receive $1 per one-thousandth of a share or an amount equal to the payment made on one share of Common Stock, whichever is greater;

•	have the same voting power as one share of Common Stock; and

•	entitle holders to a payment per one-thousandth of a share equal to the payment made on one share of Common Stock if the Common Stock is exchanged via merger, consolidation or a similar transaction.

Flip-In Trigger

If an Acquiring Person obtains beneficial ownership of 15% or more of the Common Stock, then each Right will entitle the holder thereof to purchase, for the Exercise Price, a number of shares of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a then-current market value of twice the Exercise Price. However, the Rights are not exercisable following the occurrence of the foregoing event until such time as the Rights are no longer redeemable by the Company, as further described below.

Following the occurrence of an event set forth in preceding paragraph, all Rights that are or, under certain circumstances specified in the Rights Agreement, were beneficially owned by an Acquiring Person or certain of its transferees will be void.

Flip-Over Trigger

If, after an Acquiring Person obtains 15% or more of the Common Stock, (i) the Company merges into another entity, (ii) an acquiring entity merges into the Company or (iii) the Company sells or transfers more than 50% of its assets, cash flow or earning power, then each Right (except for Rights that have previously been voided as set forth above) will entitle the holder thereof to purchase, for the Exercise Price, a number of shares of common stock of the person engaging in the transaction having a then-current market value of twice the Exercise Price.

Redemption of the Rights

The Rights will be redeemable at the Company’s option for $0.001 per Right (payable in cash, Common Shares or other consideration deemed appropriate by the Board) at any time on or prior to the 10th business day (or such later date as may be determined by the Board) after the public announcement that an Acquiring Person has acquired beneficial ownership of 15% or more of the Common Shares. Immediately upon the action of the Board ordering redemption, the Rights will terminate and the only right of the holders of the Rights will be to receive the $0.001 redemption price. The redemption price will be adjusted if the Company undertakes a stock dividend or a stock split.

Exchange Provision

At any time after the date on which an Acquiring Person beneficially owns 15% or more of the Common Stock and prior to the acquisition by the Acquiring Person of 50% of the Common Stock, the Board may exchange the Rights (except for Rights that have previously been voided as set forth above), in whole or in part, for Common Stock at an exchange ratio of one share of Common Stock per Right (subject to adjustment). In certain circumstances, the Company may elect to exchange the Rights for cash or other securities of the Company having a value approximately equal to one share of Common Stock.

Expiration of the Rights

The Rights expire on the earliest of (i) 5:00 p.m., New York City time, on April 5, 2021 (unless such date is extended) or (ii) the redemption or exchange of the Rights as described above.

Amendment of Terms of Rights Agreement and Rights

The terms of the Rights and the Rights Agreement may be amended in any respect without the consent of the holders of the Rights on or prior to the Distribution Date. Thereafter, the terms of the Rights and the Rights Agreement may be amended without the consent of the holders of Rights in order to (i) cure any ambiguities, (ii) shorten or lengthen any time period pursuant to the Rights Agreement or (iii) make changes that do not adversely affect the interests of holders of the Rights.

Voting Rights; Other Stockholder Rights

The Rights will not have any voting rights. Until a Right is exercised, the holder thereof, as such, will have no separate rights as stockholder of the Company.

Anti-Dilution Provisions

The Board may adjust the Exercise Price, the number of shares of Preferred Stock issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split or a reclassification of the Preferred Stock or Common Stock.

With certain exceptions, no adjustments to the Exercise Price will be made until the cumulative adjustments amount to at least 1% of the Exercise Price. No fractional Preferred Stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the current market price of the Preferred Stock.

Taxes

The distribution of Rights should not be taxable for federal income tax purposes. However, following an event that renders the Rights exercisable or upon redemption of the Rights, stockholders may recognize taxable income.

Item 2. Exhibits.

3.1	Certificate of Designation of Rights, Preferences and Privileges of Series B Participating Preferred Stock (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on April 6, 2020).

4.1	Preferred Stock Rights Agreement, dated as of April 5, 2020 (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on April 6, 2020).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

WOODWARD, INC.

By:	/s/ A. Christopher Fawzy
A. Christopher Fawzy
Corporate Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer

Dated: April 6, 2020

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

3.1	Certificate of Designation of Rights, Preferences and Privileges of Series B Participating Preferred Stock (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on April 6, 2020).

4.1	Preferred Stock Rights Agreement, dated as of April 5, 2020 (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on April 6, 2020).